SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  September 8, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated September 8, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   September 8, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  September  08, 2006

Tanzanian Royalty Reports Discovery of Higher Grade Zone at

Luhala Gold Project

The Company is pleased to report that the Phase 7 drill program was completed on its Luhala Gold Project in August.

According to Tanzanian Royalty Chairman and CEO, Jim Sinclair, “The latest results confirm our most optimistic expectations for Luhala and leave open the opportunity to expand known zones of gold mineralization down dip and along strike.”

“Clearly, we are entering a new phase of exploration at Luhala which, coupled with our exploration successes elsewhere in the Lake Victoria Greenstone Belt, points to a banner year for the company.”

The Phase 7 program consisted of nine diamond drill holes representing some 991 metres of drilling, all of which tested the eastern limb of the Kisunge Main Zone.

Final assay results for these holes are presented below:

Kisunge Main Zone Eastern Limb:

Hole	From (m)	To (m)	Intercept (m)	Gold (grams/tonne)	Including
LKD-08	45.20	66.65	21.45	0.60	1.50m @ 2.07g/t
LKD-09	48.25	49.25	1.00	2.34
LKD-10	54.80 63.00	60.30 67.50	5.50 4.50	1.14 1.97	1.30m @ 3.22 g/t 2.40m @ 2.77 g/t
LKD-11	--	--	--	--
LKD-12	54.00	63.10	9.10	1.22	2.44 @ 3.90 g/t
LKD-13	15.00 42.30	18.00 50.70	3.00 8.40	1.05 4.35	3.0m @ 7.89 g/t

Hole	From (m)	To (m)	Intercept (m)	Gold (grams/tonne)	Including
LKD-14	118.50	123.50	5.00	0.56
LKD-15	36.60	39.67	3.07	6.87	1.44m @ 10.95 g/t
LKD-16	29.90	38.10	8.20	0.86	4.06 @ 1.55 g/t

The true width varies from 70-100% of intercept length.

Holes LKD-08, 9, 10, 11 and 14 were drilled to test a thick, high grade zone intersected previously in shallow RC holes and obtain an azimuth and plunge to the mineralized shoot. Drilling has indicated that this gold shoot has a shallow plunge with a northerly azimuth. Hole LKD-09 defines the southern cut-off to the mineralization, and LKD-11 marks the northern cut-off, suggesting a strike length of at least 150 metres.

Drill holes LKD-12, 13, 15 and 16 were drilled south of the above-noted mineralization in an area where RC drill rig access was not possible due to the steepness of the hill. Higher grade gold intersections (between 3.90g/t and 10.95g/t) were obtained along a strike of some 150 metres, with the zone being open in both northerly and southerly directions. The trend of this mineralization appears to be north-south but the plunge is unknown.

Drill hole LKD-16 was collared at the same location as LKD-13 but with a vertical dip. The purpose of this hole was to obtain the dip to the mineralization which was determined to be quite shallow at approximately -10 degrees to the east.

Invaluable structural information was obtained from this diamond drilling program and due to the shallow dip to the gold-bearing body the Company is planning an additional RC drill program that will commence in the next few weeks. This program will test the depth extensions to this higher-grade zone obtained in this drilling on the Kisunge Main Zone eastern limb, as well as the depth extensions to the southern limb of the Main Zone.

Holes are also planned to test the depth extensions of known mineralization on the Shilalo West and Shilalo South hills. The new Kiginga Anomaly is also now accessible and will also be further drill tested.

The RC drill is currently testing aeromagnetic anomalies in the Lunguya, Ushirombo and Ushirombo West Project Areas as part of our kimberlite exploration program. This work is expected to be completed by mid-September 2006.

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration Corporation Limited. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Analysis

Fire assay with flame AAS finish was conducted by Humac Laboratory in Mwanza, Tanzania. Standards were inserted in the sample stream sent to Humac.  Duplicates of selected pulps from the mineralized zones have been forwarded to SGS laboratory in Mwanza, and results are pending. Results from the Standards indicate that 95% of the standards fall within 10% standard deviation limits.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

507000 mE
507200 mE
507400 mE
507600 mE
507800 mE
508000 mE
508200 mE
9655600 mN
9655400 mN
9655200 mN
9655000 mN
9654800 mN
N
KISUNGE WEST EXTENSION
KISUNGE CENTRAL ZONE
KISUNGE MAIN ZONE
Intervals of Anomalous Gold Values in Trenches
Trenches
Drill Hole Collars
LKD-011
LKD-014
LKD-010
LKD-008
LKD-009
LKD-015
LKD-013, LKD-016
LKD-012
Tanzanian Royalty
EXPLORATION CORPORATION
Luhala Project Area
Kisunge Hill
PL 1451/00
RAB, RC & Recent DDH's
Date:4/9/2006
Author:
Mwanza
Drawing:
Scale: 1:5000
Projection: Kenya-Tanzania_ARC1960_Clarke1880
0
75
150
300
metres